Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Mountain Province announces retraction of previous disclosure relating to 2005 Gahcho Kue Study Report

           Shares Issued and Outstanding: 59,723,531
           TSX: MPV
           AMEX: MDM

           TORONTO and NEW YORK, Aug. 27 /CNW/ - Mountain Province Diamonds Inc.
(TSX: MPV, AMEX: MDM) (the "Company") today announced that it is retracting all previous references to the economics of the Gahcho Kue diamond project derived from the 2005 Study Report, which is a preliminary economic assessment produced by AMEC Americas Ltd. and DeBeers Canada ("De Beers") under the direction of the Gahcho Kue project operator De Beers.
           This retraction is being made at the request of the Ontario Securities
Commission ("OSC") which has advised the Company that disclosure of the Gahcho
Kue project economics requires the filing of a technical report in compliance with National Instrument 43-101 ("NI 43-101"). The 2005 Study Report provided to Mountain Province by De Beers contains AMEC/De Beers' estimates of capital and operating costs and was not prepared in the required technical report format stipulated under NI 43-101. At the present time, shareholders should not rely on the 2005 Study Report or any references thereto in materials disclosed by the Company.
           Mountain Province has previously announced that De Beers is currently preparing an update of the 2005 Study Report with the stated aim of improving the project economics. This is due for completion before the end of the calendar year. In view of the material nature of this report and the Company's reporting obligations, the 2007 Preliminary Economic Assessment will be prepared under NI 43-101 format standards in order to meet the OSC guidelines and will be filed on Sedar.
           Mountain Province would also like to clarify the diamond valuation figures presented by the Company. The estimated values for the Gahcho Kue diamonds as provided by DeBeers for the bulk sample diamonds were US$77 per carat for the indicated resource portion of the bulk sample and US$71 per carat for the inferred portion of the diamonds based on the DeBeers June 2005 price book.
           As previously reported, Mountain Province contracted WWW International
Diamond Consultants to perform an independent analysis of the bulk sample diamonds. The WWW report, which was prepared in June 2006, indicated an average price of US$83 per carat for the entire parcel. Mountain Province continues to use this WWW valuation of the diamonds as the valuation of the
Gahcho Kue diamonds.
           Other diamond value prices previously referred to by Mountain Province should be disregarded unless the specific basis of the derivation of the price is appropriately indicated. Likewise, as all diamonds are sold in US$, all price references will be indicated in US $ terms going forward.
           Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.
           Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production. If called on to fund a definitive feasibility study De
Beers' interest in the joint venture will increase to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers' interest in the joint venture will increase to 60 percent following the commencement of commercial production.

           Qualified Person
           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements
           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

           %SEDAR: 00005311E          %CIK: 0001004530

           /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
           (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 09:35e 27-AUG-07